SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Telemig Celular Participações S.A.
(Telemig Cellular Holding Company)
(Translation of Registrant's Name Into English)

SCN QUADRA 4, Ed. Centro Empresarial Varig Bloco B Torre Oeste Sala 702 - A
70714-000 Brasilia - DF,
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No ___X____

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF: 02.558.118/0001-65
NIRE: 53.300.00577-0

TELEMIG CELULAR S.A.
CNPJ/MF: 02.320.739/0001-06
NIRE: 31.300.01299-9

M A T E R I A L F A C T

In compliance with CVM Instruction 358, dated as of January 03, 2002, Telemig Celular Participações S.A. and Telemig Celular S.A. make public that, on March 17, 2005, they became aware that the Federal Court of the United States of America, located in New York City, granted a preliminary injunction determining that CVC/Opportunity Equity Partners, Ltd. file before the competent authorities of the Cayman Islands its substitution as general partner of CVC/Opportunity Equity Partners, L.P.

CVC/Opportunity Equity Partners, L.P. is a limited partnership, duly incorporated in Cayman Islands, that holds a stake in Futuretel S.A., a company which integrates the controlling corporate structure of Telemig Celular Participações S.A. and Telemig Celular S.A.

Brasília, March 17, 2005.

Belo Horizonte, March 17, 2005.

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Ricardo Del Guerra Perpetuo
Investor Relations Officer

TELEMIG CELULAR S.A.
Ricardo Del Guerra Perpetuo
Investor Relations Officer

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2005

Telemig Celular Participações S.A.

By:	/s/ Ricardo Del Guerra Perpetuo
Name:	Ricardo Del Guerra Perpetuo
Title:	Chief Financial Officer and Head of Investor Relations